845 986-8080
fax 845 986-6699
www.wvtc.com
September 14, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Warwick Valley Telephone Company
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
File No. 000-11174

Dear Mr. Spirgel,

This letter sets forth our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter to us dated September 2, 2010, with respect to the above-referenced filing.  We appreciate the Commission’s assistance in our compliance with applicable disclosure requirements and insights to enhance the overall disclosure in our filings.

Our responses below correspond to the numbered comments and headings on the letter from the Staff.  For the convenience of the Staff, the Staff’s comment is set forth first, followed by our response.

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy Statement filed March 25, 2010

Compensation Discussion and Analysis, Page 20

1.
In the second paragraph on page 20, you disclose two name executive officers based on not having vice presidents in charge of a principal business unit or other officers performing policy making functions.  However, Item 402(m)(2) of Regulation S-K requires disclosure of the compensation of your principal executive officer and two most highly compensated executive officers other than the PEO without reference to their rank or duties.  Please explain whether you believe another employee would have qualified as a NEO and, if so, please add the appropriate disclosure in future filings. Please also consider Instruction 1 to Item 402(m)(2) in your response.

Response:

We do not believe any of our employees, other than Duane W. Albro, our President and Chief Executive Officer, and Kenneth H. Volz, our Executive Vice President, Chief Financial Officer and Treasurer, qualify as named executive officers, as such term is defined in Item 402(m)(2) of Regulation S-K.

Item 402(m)(2) of Regulation S-K includes in the definition of a named executive officer (i) all individuals who served as the smaller reporting company’s principal executive officer during the last completed fiscal year (“PEO”) and (ii) the smaller reporting company’s two most highly compensated executive officers other than the PEO during the last completed fiscal year.  The term executive officer is not defined in Item 402 of Regulation S-K, however, the Commission indicated in footnote 327 to Commission Release 33-8732A that the term executive officer as used in Item 402 had the same meaning afforded to it in Rule 405 of the Securities Act of 1933, as amended and Rule 3b-7 of the Securities Exchange Act of 1934, as amended.  Such definitions of executive officer include a registrant’s president, any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy making-functions for the registrant.

We made the determination at the end of the fiscal year ended December 31, 2009 that besides Messrs. Albro and Volz, we had no other vice presidents in charge of a principal business unit, division or function and none of our other officers performed a policy-making function for us.  As such, our only executive officers for the fiscal year ended December 31, 2009 were Messrs. Albro and Volz.  For this reason, we only had two NEOs for the fiscal year ended December 31, 2009.

As we discussed with the Staff, if, in the future, we continue to have less than three executive officers, we anticipate revising the disclosure that currently appears in the second paragraph on page 20 of our definitive proxy statement filed on March 25, 2010 to read in such future filings as follows:

“Mr. Albro and Mr. Volz are our only executive officers.  Although some of our employees receive total compensation in excess of $100,000, none of these other employees are executive officers since they are not vice presidents in charge of a principal business unit, division or function and they do not perform policy-making functions for us.”

2.
In the third full paragraph on page 24, you disclose the equity awards made to your NEO’s based on your 2009 performance.  Although you made these awards in February 2010, the awards are for compensation earned during the 2009 fiscal year.  Please conform your Compensation Discussion & Analysis.

Response:

The equity awards made in February 2010 were based on achievement of our 2009 operational and financial performance.   Although not required of smaller reporting companies by Item 402 of Regulation S-K, we have voluntarily included in our proxy statement a Grants of Plan-Based Awards table to increase investor understanding of our executive compensation programs.  Item 402(d)(1) of Regulation S-K specifies that the awards to be disclosed in the Grants of Plan-Based Awards table are limited to those awards that were made during the last completed fiscal year, even if the award relates to services performed in prior years.  For this reason, we have only reported in the Grants of Plan-Based Award table awards granted during the last completed fiscal year.  Although awards made after the end of the fiscal year were not included in the Grants of Plan-Based Awards table, we discuss such awards under an appropriate heading in the Compensation Discussion & Analysis section of the proxy statement.  We include such disclosure based on Instruction 2 to Item 402(b) of Regulation S-K, which provides that the Compensation Discussion & Analysis should cover actions regarding executive compensation that were taken after the end of the fiscal year that could affect an understanding of a named executive officer’s compensation for the last completed fiscal year.

As further discussed in our conversation with the Staff, we will conform our Compensation Discussion & Analysis and the footnotes to the Grants of Plan-Based Awards table in future filings, if such a table is provided in future filings, to better clarify which awards appear in the Grants of Plan-Based Awards table and to disclose the actual results of the operational and financial performance targets from the previous fiscal year.

As requested in your letter to us, Warwick Valley Telephone Company hereby acknowledges that:

•	Warwick Valley Telephone Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Warwick Valley Telephone Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 845-986-2107 if you have any additional questions regarding our response to your letter as discussed above.

/s/ Kenneth H. Volz
Kenneth H. Volz
Executive Vice President, Chief Financial Officer and Treasurer